Exhibit 99.1

ELBIT IMAGING ANNOUNCES APPROVAL OF AN AMENDMENT OF THE 2014

RESTRUCTURING PLAN OF ITS SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, December 1, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to its announcement, dated on November 7, 2016 regarding the proposed amendments to the restructuring plan of Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary (45%) of the Company, that the holders of Plaza’s Series A Notes, Series B Notes and Polish Notes (collectively, the "Notes") have approved the proposed amendments by the required majorities

The approval of the proposed amendments shall enter into force immediately. The proposed amendments include, inter alia, the postponement of the early prepayments term, as determined in the restructuring plan, by up to four (4) months, and the reduction of the requested early prepayments term's total amount to at least NIS 382,000,000.

As part of the proposed Amendments, Plaza will pay, on March 31, 2018, one-time payment of 0.25% of Plaza’s outstanding debt. In addition, Plaza agreed with the Noteholders that in the event of successful sale of the Casa Radio project in Bucharest, Romania (the "Project"), including by way of sale of Plaza's holdings in the Project (but excluding the injection of monies into the Project by a third party), prior to the full repayment of the relevant Notes, and in no event later than December 31, 2019, and provided that the net proceeds actually received by Plaza from such sale exceed Euro 45 million (the "Minimum Proceeds"), Plaza will pay to the Noteholders additional one-time payment which is derived from the net proceeds actually received by Plaza on top of the Minimum Proceeds, which can be in a range of between Euro 1 and approximately Euro 11 million.

Plaza further announced that in light of a technical error in the amended deed of trust of Series B Notes in connection with the minimum repayment amount that will result in an early redemption of the Series B Notes, it plans to convene an additional meeting of Series B Noteholders to amend the said amount.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com